manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

November 1, 2019

Via EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233

Attention: Ms. Sonia Barros and Mr. Michael Killoy

Office of Real Estate and Construction

Re:	Groundfloor Real Estate 1, LLC Offering Statement on Form 1-A Filed October 7, 2019 File No. 024-11094

Dear Ms. Barros and Mr. Killoy:

We are submitting this letter on behalf of our client, Groundfloor Real Estate 1, LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated October 23, 2019 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on October 7, 2019.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

Risk Factors, page 10

1.	We note your disclosure on pages 11 and 12 that GRE 1 has no operating history, which appears to contradict the financial information disclosed in GRE 1’s financial statements. Please tell us and revise your filing to clarify these inconsistencies.

Response: The Company has revised the disclosures on pages 11 and 12. GRE 1 previously issued Limited Recourse Obligations pursuant to a Regulation A Offering Statement (File No. 024-10671) qualified by the Staff on May 5, 2017. GRE 1 issued Limited Recourse Obligations pursuant to such Regulation A Offering Statement until September 1, 2017. No Limited Recourse Obligations issued pursuant to such Regulation A Offering Statement remain outstanding at this time.

Index to Financial Statements, page F-1

2.	Please tell us how you determined that it was appropriate to remove the audited financial statements of Groundfloor Finance, Inc. and Subsidiaries for the years ended December 31, 2018 and 2017. Alternatively, please revise your filing to include these financial statements in your next amendment.

Response: The Company has included the financial statements of Groundfloor Finance, Inc. and Subsidiaries for the years ended December 31, 2018 and 2017 as exhibits to the Offering Statement.

Groundfloor Finance, Inc. and Subsidiaries

Note 1. Summary of Significant Accounting Policies

Whole Loan Sales, page F-7

3.	Please tell us how you determined it was unnecessary to record any mortgage servicing rights in connection with your whole loan sales where you acquire the right to service the loans. Reference is made to ASC 860-50-25-1.

Response: The Company determined, in consultation with its auditors, that it was unnecessary to record any mortgage servicing rights relating in connection with whole loan sales because such activities were de minimis in nature and immaterial for purposes of the Company’s balance sheet.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Nick Bhargava, Executive Vice President, Legal and Regulatory

Groundfloor Real Estate 1, LLC